Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	2015 (1)	2014 (1)	2013 (1)	2012 (1)	2011 (1)
	(In millions)
Income (loss) before extraordinary item	$(692)	$611	$311	$417	$770
Equity in (earnings) losses of unconsolidated affiliates, net of distributions	1,927	(2)	(58)	8	8
Income tax expense (benefit)	(438)	274	470	341	404
Capitalized interest	(10)	(11)	(11)	(9)	(4)
	787	872	712	757	1,178

Fixed charges, as defined:
Interest	457	471	484	569	583
Capitalized interest	10	11	11	9	4
Interest component of rentals charged to operating expense	3	4	7	9	14
Total fixed charges	470	486	502	587	601

Earnings, as defined	$1,257	$1,358	$1,214	$1,344	$1,779

Ratio of earnings to fixed charges	2.67	2.79	2.42	2.29	2.96

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2015, 2014, 2013, 2012, and 2011 is interest expense of $-0-, interest expense of $3 million, interest income of $6 million, interest income of $11 million and interest income of $12 million respectively, which is included in income tax expense.